UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-22976

CALL-NET ENTERPRISES INC.
(Exact name of registrant as specified in its charter)

2235 Sheppard Avenue East
Suite 1800
North York, Ontario
Canada M2J 5G1
(416) 718-6400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class B Non-Voting Shares
(Title of each class of securities covered by this Form)

10.625% Senior Secured Notes Due 2008
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Call-Net Enterprises Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 5, 2005	By:	/s/ Graeme H. McPhail
Name: Graeme H. McPhail Title: Vice President, Associate General Counsel